UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
VOCALTEC COMMUNICATIONS LTD.
(Name of Issuer)
Ordinary Shares, New Israeli Shekel 0.65 par value per share
(Title of Class of Securities)
M97601120
(CUSIP Number)

David J. Schwartz, Esq.	Martha D. Vorlicek
Debevoise & Plimpton LLP	HarbourVest Partners, LLC
919 Third Avenue	One Financial Center
New York, NY 10022	Boston, MA 02111
(212) 909-6000	(617) 348-3707
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications)
July 16, 2010
(Date of event which requires filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) HarbourVest Partners, LLC 04-3335829

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		243,689

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		243,689

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.1%

14	TYPE OF REPORTING PERSON

IA

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) HIPEP III-Direct Associates L.L.C. 04-3402912

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		243,689

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

243,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.1%

14	TYPE OF REPORTING PERSON

00

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) HarbourVest International Private Equity Partners III-Direct Fund L.P. 04-3402925

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		243,689

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

243,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.1%

14	TYPE OF REPORTING PERSON

PN

CONTINUATION PAGES TO SCHEDULE 13D
     This Amendment No. 2 to the Statement on Schedule 13D, is filed by HarbourVest Partners, LLC (“HarbourVest”), HIPEP III-Direct Associates L.L.C. (“HIPEP III Associates”) and HarbourVest International Private Equity Partners III-Direct Fund L.P. (“HIPEP III Fund”) (together the “Reporting Persons”), relating to the Ordinary Shares, par value New Israeli Shekel $0.65 per share (the “Stock”) of VocalTec Communications Ltd., a public company organized under the laws of the State of Israel (the “Company”), and amends the Statement on Schedule 13D originally filed by the Reporting Persons on December 5, 2005, as supplemented and amended by Amendment No. 1 filed by the Reporting Persons on May 26, 2006. Items 3, 5 and 7 are hereby amended and supplemented.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented by adding the following:
     On July 16, 2010, in a reverse split, the Company issued one share for every five shares held. In exchange for the 1,130,444 shares of Stock and a warrant to acquire 88,000 shares of Stock owned on that date, HIPEP III Fund received 226,089 shares of Stock and a warrant to acquire 17,600 shares of Stock.
     Also on July 16, 2010, following the reverse split, VocalTec Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and YMax Corporation (“YMax”), a Delaware corporation, consummated an Agreement and Plan of Merger pursuant to which Merger Sub merged with and into YMax, with YMax continuing as the surviving entity as a wholly-owned subsidiary of the Company (the “Merger”). Each share of YMax outstanding prior to the Merger was cancelled and the holder thereof was issued 0.10 shares of Company Stock. As a result, the Company issued approximately 10,562,895 shares of Stock, which increased the Company’s outstanding Stock to 11,736,188.
     Following the reverse split and Merger, Reporting Persons’ beneficial ownership of the Company was reduced to 2.1%. See Item 5 below.
Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended to read as follows:
     (a) HarbourVest, as the result of its position as the sole managing member of HIPEP III Associates, HIPEP III Associates, as the result of its position as the sole general partner of HIPEP III Fund, and HIPEP III Fund as record and ultimate owner of the Company’s Stock, each may be deemed to beneficially own 243,689 shares of the Company’s Stock (assuming exercise of the Warrant to acquire 17,600 shares of the Company’s Stock), or 2.1% of Company Stock currently outstanding (based on 11,736,188 shares of Stock outstanding as of July 16, 2010).

     HarbourVest and HIPEP III Associates disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interests therein.
     (b) HarbourVest, as the result of its position as the sole managing member of HIPEP III Associates, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 243,689 shares of the Company’s Stock (assuming exercise of the Warrant to acquire 17,600 shares of the Company’s Stock) held by HIPEP III Fund.
     HIPEP III Associates, as the sole general partner of HIPEP III Fund, and HIPEP III Fund, as record and ultimate owner of the Company’s Stock, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 243,689 shares of the Company’s Stock (assuming exercise of the Warrant to acquire 17,600 shares of the Company’s Stock) held by HIPEP III Fund.
     (c) See Item 3 above.
     (d) Not applicable.
     (e) On July 16, 2010, as the result of the reverse split and merger described in Item 3 above, each of the Reporting Persons, including Edward W. Kane and D. Brooks Zug who were previously deemed to be beneficial owners of the Company’s stock, ceased to be the beneficial owner of more than 5% of the Company’s Stock.
Item 7. Material to be Filed as Exhibits
Exhibit 6. Joint Filing Agreement, dated August 5, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 5, 2010

HARBOURVEST PARTNERS, LLC

By:	/s/ Martha D. Vorlicek

Name:	Martha D. Vorlicek
Title:	Managing Director

HIPEP III-DIRECT ASSOCIATES L.L.C.
By: HARBOURVEST PARTNERS, LLC
Its Managing Member

By:	/s/ Martha D. Vorlicek

Name:	Martha D. Vorlicek
Title:	Managing Director

HARBOURVEST INTERNATIONAL PRIVATE EQUITY PARTNERS III-DIRECT FUND L.P.
By: HIPEP III-DIRECT ASSOCIATES L.L.C.
Its General Partner
By: HARBOURVEST PARTNERS, LLC
Its Managing Member

By:	/s/ Martha D. Vorlicek

Name:	Martha D. Vorlicek
Title:	Managing Director